# To Our Shareholders, Customers, and Friends:

It is my pleasure to present to you River Valley Bancorp's twelfth Annual Report to Shareholders covering the year ending December 31, 2007.

Significant challenges to the banking environment were the headlines for the better part of 2007. Investment and money center banks were disclosing billion dollar losses on a regular and predictable basis. The driving forces were blamed on a collapse in the sub-prime mortgage markets, a general slow-down in the residential mortgage market, and a reactionary credit market. The headlines' focus was on the results rather than the cause.

The truth of the matter is that a number of institutions placed greed ahead of reason. Risk was ignored in favor of return. Wisdom was displaced for a "sheep mentality." While these are generalities, so to is the summation that banking in general was in trouble in 2007.

For 2007, your Corporation reported positive earnings results and significant loan growth, consistent with the Corporation's goal of "enhancing shareholder value". Your Corporation was an exception to the expected, and yet, the market tainted and painted all institutions with the same brush. As a result, the Corporation's stock price in 2007 generally reflected perceptions rather than performance. Actual performance was overshadowed by the sensationalism of the headline makers.

River Valley Bancorp's main headline for 2007 read of a 13.6% increase in net income over 2006. This in turn reflected a higher return on equity, higher return on average assets, and a higher dividend to shareholders. Those headlines were augmented with "expensing" approximately $300,000 more than in 2006 for the provision for loan losses while total delinquency was only modestly higher and well below peer performance results. As well, outstanding loan balances increased by approximately $17.0 million, or 7.0%, from that reported a year earlier. Assets breached a new high of just over $350 million. All of which headlined a banner year…. a quite different "lead" than those of many other institutions across the nation!

Your Corporation's 2007 results were truly extraordinary in a year of anything other than ordinary. Please take the time to review the enclosed information and see why our service promise of "Expect a Difference" has special meaning this particular year.

For your participation and continued support, we are extremely grateful.

Respectfully Submitted,



Matthew P. Forrester
President, CEO



River Valley Financial Bank

www.rvfbank.com

# Consolidated Balance Sheet

## As of Year Ended December 31, 2007

### *Assets*

| | |
|---|---|
| Total cash and cash equivalents | $ 5,130,834 |
| Interest-bearing time deposits | 3,006,323 |
| Total investment securities | 58,998,632 |
| Loans, net of allowances for loan losses | 258,628,331 |
| Mortgage loans held for sale | 311,600 |
| Premises and equipment | 7,631,363 |
| Other real estate, held for sale | 184,400 |
| Federal Home Loan Bank Stock | 4,750,000 |
| Interest receivables | 2,395,555 |
| Cash value of life insurance | 7,551,667 |
| Other assets | 1,472,530 |
| **Assets** | $350,061,235 |

### *Liabilities*

| | |
|---|---|
| Total deposits | $219,681,696 |
| Borrowings | 102,217,000 |
| Other liabilities | 2,485,625 |
| **Liabilities** | $324,384,321 |

### *Equity*

| | |
|---|---|
| Common Stock, no par value | $ 9,160,048 |
| Retained earnings | 16,236,463 |
| Accumulated other comprehensive loss | 280,403 |
| **Equity** | $ 25,676,914 |
| **Liabilities and Equity** | $350,061,235 |

### *Other Data*

| | |
|---|---|
| Interest rate spread | 2.50% |
| Net yield on interest earning assets | 2.56% |
| Average yield on all interest-earning assets | 6.40% |
| Return on assets (net income divided by average total assets) | 0.64% |
| Return on equity (net income divided by average total equity) | 8.92% |
| Equity to assets ratio (average total equity divided by average total assets) | 7.21% |
| Dividend payout ratio (dividends per common share divided by net income per common share) | 60.45% |
| Number of full service banking offices | 7 |

# Consolidated Statement of Income

## As of Year Ended December 31, 2007

| | | |
|---|---|---|
| ***Interest Income*** | | |
| Loans | | $17,347,235 |
| Investment securities | | 2,646,912 |
| Interest earning deposits and other | | 564,207 |
| Total Interest Income | | 20,558,354 |
| ***Interest Expense*** | | |
| Deposits | | 7,652,699 |
| Borrowings | | 4,681,520 |
| Total Interest Expense | | 12,334,219 |
| ***Net Interest Income*** | | 8,224,135 |
| Provision for loan losses | | 562,000 |
| Net Income after Provision for Loan Losses | | 7,662,135 |
| ***Other Income*** | | |
| Service fees and other charges | | 2,138,467 |
| Net realized loss on sale of securities | | (21,580) |
| Net gain on sale of loans | | 103,660 |
| Increase in cash value of life insurance | | 329,725 |
| Trust operations income | | 194,431 |
| Interchange fee income | | 136,248 |
| Other income | | 111,416 |
| | | 2,992,367 |
| ***Other Expenses*** | | |
| Salaries and employee benefits | | 4,197,710 |
| Net occupancy and equipment expense | | 1,183,875 |
| Data processing fees | | 177,922 |
| Advertising expense | | 332,286 |
| Mortgage servicing rights | | 294,747 |
| Office supplies | | 123,590 |
| Professional fees | | 399,685 |
| Other expenses | | 965,435 |
| Total Other Expenses | | 7,675,250 |
| Income before income tax | | 2,979,252 |
| Income tax expense | | 770,717 |
| **Net Income** | | $ 2,208,535 |
| *Basic earnings per share* | | $1.36 |
| *Diluted earnings per share* | | $1.34 |
| *Weighted Average Shares Outstanding - Basic* | | 1,624,512 |
| *Weighted Average Shares Outstanding - Diluted* | | 1,650,291 |

River Valley Financial Bank
Member FDIC
www.rvfbank.com

Dollars Expressed In Thousands

Assets



| | 2006 | 2007 |
|---|---|---|
| | 342,249 | 350,061 |

Stockholders' Equity



| | 2006 | 2007 |
|---|---|---|
| | 24,147 | 25,677 |

Deposits



| | 2006 | 2007 |
|---|---|---|
| | 220,238 | 219,682 |

Loans



| | 2006 | 2007 |
|---|---|---|
| | 241,887 | 258,940 |

Interest Income



| | 2006 | 2007 |
|---|---|---|
| | 18,910 | 20,558 |

The commitment of River Valley Financial Bank goes far beyond providing you great service. It extends into each area we serve by taking an active role in local community events.



Customer
WOW Day
Orange Giveaway



Regatta Parade



Back Pack
Giveaway



Fraud Prevention
Seminar



"Super Hero"
U.S. Soldier Tribute



Southern Indiana
Business Expo



Easter Bunny
Visit



Soup, Stew, Chili,
Brew Event

River
Valley
Financial
Bank

www.rvfbank.com

# General Information for Shareholders

**Transfer Agent and Registrar:**

**Registrar and Transfer Company**
10 Commerce Drive
Cranford, NJ   07016-3572
Tel: 1-800-368-5948
www.rtco.com

**Shareholder and General Inquiries:**

**River Valley Bancorp**
Attn: Matthew P. Forrester
430 Clifty Drive, P.O. Box 1590
Madison, Indiana  47250
Tel: (812)273-4949   Fax: (812)273-4944

**Corporate Counsel:**

Lonnie D. Collins, Attorney
307 Jefferson Street
Madison, Indiana  47250
Tel: (812)265-3616   Fax: (812)273-3143

**Special Counsel:**

Barnes & Thornburg
11 S. Meridian Street
Indianapolis, Indiana  46204
Tel: (317)236-1313   Fax: (317)231-7433

**Annual and Other Reports:**

Additional copies of this Annual Report to Shareholders and copies of the most recent Form 10 K may be obtained without charge by contacting the Corporation.

**Offices of River Valley Financial Bank:**

| | |
|---|---|
| Hilltop: | 430 Clifty Drive |
| Downtown: | 233 East Main Street |
| Drive thru: | 401 East Main Street |
| Wal-Mart: | 567 Ivy Tech Drive |
| Sellersburg: | 8005 Hwy 311 |
| Hanover: | 10 Medical Plaza |
| Charlestown: | 1025 Hwy 62 |
| Floyds Knobs | 3660 Paoli Pike  **COMING SOON!** |
| Carrollton, KY: | 1501 Highland Ave. |

**Internet and E-MAIL Address: rvfbank.com**

**Annual Meeting:**

The Annual Meeting of Shareholders of River Valley Bancorp will be held on Wednesday, April 16, 2008, at 3:00 PM, at 430 Clifty Drive, Madison, IN  47250.



www.rvfbank.com

## Directors of the Company and the Bank

Frederick W. Koehler
*Chairman*

Matthew P. Forrester
*Director & President*

Lonnie D. Collins
*Board Secretary*

Robert W. Anger
*Director*

Michael J. Hensley
*Director*

L. Sue Livers
*Director*

Charles J. McKay
*Director*

## Executive Officers of River Valley Financial Bank

Matthew P. Forrester
*President, CEO*

Barbara J. Eades
*Vice President of Retail
Banking*

Loy M. Skirvin
*Vice President of
Human Resources*

Anthony D. Brandon
*Executive Vice President*

Vickie Grimes
*Vice President of Finance*

Mark A. Goley
*Vice President of Lending*

Deanna J. Liter
*Vice President of Data
Services*

William H. Hensler
*Vice President of
Wealth Management*

Gregory T. Siegrist
*Vice President
Business Development*

John Muessel
*Vice President
Trust Officer*

## Officers and Managers of River Valley Financial Bank

### Loan Officers
Sherri Furnish
Kim Morgan
Rick T. Nelson—*AVP*
Robert J. Schoenstein—*AVP*
Trish Lapsey
Andrew Ward

### Other Managers
Crystal Barnes—*Compliance Manager*
Rebecca Cole—*Collection Officer*
Laura Denning—*Loan Processing Manager*
Roger Ellis—*Credit Analyst*
Debbie Finnegan—*Internal Auditor*
Mary Ellen McClelland—*Administrative Assistant*
Luann Nay—*Loan Administrator*
Teresa Smith—*Data Processing Manager*
Linda Stark—*Trust Administration*
Mary Ellen Wehner — *Commercial Loan Operations Manager*
Kathy Rundall— *Business Development*

### Customer Service Managers
Jacob McCollum
Veronica Kidwell
Melissa Shelton
Sandy Stilwell
Jeremy Zipp
Ryan Nix



www.rvfbank.com

# Hometown Commitment, Community Pride










### Madison Downtown Offices:

233 East Main Street
401 East Main Street
Madison, IN

### Madison Hilltop Offices

430 Clifty Drive
Wal-Mart Supercenter
Madison, IN

### Sellersburg Office

8005 Highway 311
Sellersburg, IN

### Hanover Office

10 Medical Plaza Drive
Hanover, IN

### Charlestown Office

1025 State Road 62
Charlestown, IN

### Carrollton, KY Office

1501 Highland Ave.
Carrollton, KY

## COMING SOON!

### Floyds Knobs Office

3660 Paoli Pike
Floyds Knobs, IN

River Valley Bancorp and Subsidiary

FDIC LENDER